SELECT*LIFE NY II

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Life Separate Account I

Supplement dated November 3, 2006, to your prospectus dated May 1, 2004, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

Information about the ING FMR® Earnings Growth Portfolio is amended as follows:

Effective November 6, 2006, the ING FMR® Earnings Growth Portfolio will be renamed the ING FMR® Large Cap Growth Portfolio. Accordingly, all references to ING FMR® Earnings Growth Portfolio (Class I) are to be replaced with ING FMR® Large Cap Growth Portfolio (Class I).

Information about the ING JPMorgan Small Cap Equity Portfolio is amended as follows:

Effective November 6, 2006, the ING JPMorgan Small Cap Equity Portfolio will be renamed the ING JPMorgan Small Cap Core Equity Portfolio. Accordingly, all references to ING JPMorgan Small Cap Equity Portfolio (Class I) are to be replaced with ING JPMorgan Small Cap Core Equity Portfolio (Class I).

Information about the ING Mercury Large Cap Growth Portfolio is amended as follows:

Effective November 6, 2006, the ING Mercury Large Cap Growth Portfolio will be renamed ING BlackRock Large Cap Growth Portfolio and BlackRock Investment Management, LLC will replace Mercury Advisors as subadviser. Accordingly, all references to ING Mercury Large Cap Growth Portfolio are to be replaced with ING BlackRock Large Cap Growth Portfolio and the prospectus supplement dated April 29, 2005, is to be revised to reflect the new subadvisory arrangement.

Prior to April 28, 2006, the S Class shares of this fund were available through the variable account. Effective April 28, 2006, the I Class of fund shares replaced the S Class of fund shares. I Class shares have 0.25% lower total fund expenses than the S Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

Information about the ING Mercury Large Cap Value Portfolio is amended as follows:

Effective November 6, 2006, the ING Mercury Large Cap Value Portfolio will be renamed ING BlackRock Large Cap Value Portfolio and BlackRock Investment Management, LLC will replace Mercury Advisors as subadviser. Accordingly, all references to ING Mercury Large Cap Value Portfolio (Class I) are to be replaced with ING BlackRock Large Cap Value Portfolio (Class I) and the prospectus supplement dated April 29, 2005, is to be revised to reflect the new subadvisory arrangement. In your variable universal life policy this fund is closed to new investment by existing investors.